Exhibit 99.1

Banco Santander Chile
2Q 2016 Earnings Report

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Santander

CONTACT INFORMATION
Robert Moreno	Tel: (562) 2320-8284
Manager, Investor Relations Department	Email: robert.moreno@santander.cl
Banco Santander Chile	Website: www.santander.cl
Bombero Ossa 1068, Piso 8 Santiago, Chile

SECTION 1: SUMMARY OF RESULTS1

Adjusted net income increased 6.0% YoY in 1H16, resulting in a ROE of 18.2%

In the first half of 2016 (1H16), net income attributable to equity holders, excluding a pre-tax one-time severance expense of Ch$10,789 million, totaled Ch$249,939 million (Ch$1.33 per share and US$0.80/ADR) and increased 6.0% compared to the first half of 2015 (1H15). The Bank’s adjusted ROE2 reached 18.2% in 1H16, the same level achieved in 1H15. Including the extraordinary charge, net income totaled Ch$241,739 million (Ch$1.28/share and US$0.77/ADR) and the ROE was 17.7% in 1H16.

Healthy loan and deposit growth, greater customer loyalty and sound asset quality indicators were the driving forces that propelled our results in the first half. The net contribution from our business segments3 rose 11.1% YoY.

Adjusted ROE reached 18.3% in 2Q16

In the second quarter of 2016 (2Q16), Net income attributable to shareholders in 2Q16, excluding the extraordinary one-time severance expense already mentioned, totaled Ch$124,500 million (Ch$0.66/share and US$0.40/ADR). The Bank’s adjusted ROE reached 18.3% in the quarter. Reported net income was Ch$116,300 million (Ch$0.62 per share and US$0.37/ADR), decreasing 7.3% QoQ and 17.1% YoY. The reported ROE was 17.1% in the quarter.

1. The information contained in this report is unaudited and is presented in accordance with Chilean Bank GAAP as defined by the Superintendency of Banks of Chile (SBIF).

2. Return on Equity, ROE = Net income distributable to shareholders divided by average shareholders’ equity.

3. Net business segment contribution: Net interest income + Net fee and commission income + Financial transactions, net - Provision expense – Operating expenses from our reporting segments. These results exclude our Corporate Center and the results from Financial Management, which includes, among other items, the impact of the inflation on results.

Investor Relations Department Bombero Ossa 1068, Piso 8, Santiago, Chile, Tel: (562) 23208284 Email: robert.moreno@santander.cl	2

Loans up 8.0% YoY. Growth focused in segments with the highest profitability, net of risk

Total loans increased 1.8% QoQ and 8.0% YoY in 2Q16. The Bank continued to focus loan growth on segments with the highest profitability, net of risk. Retail banking loans (loans to individuals and small and middle-sized enterprises, SMEs) increased 2.6% QoQ and 12.7% YoY. The Bank is still focusing on expanding its loan portfolio in middle and high-income individuals, but with a more balanced growth between consumer and mortgage loans to boost overall spreads. As a result, consumer loan growth accelerated to 2.4% QoQ, while Residential mortgage loans expanded 2.7% QoQ. Loans in the Middle-market expended 1.1% and 2.0% YoY as lower economic growth has slowed demand for loans in this segment. In our GCB unit, large corporate loans increased 6.8% QoQ but decreased 1.1% YoY. Loan growth in this segment is volatile due, in part, to large transactions that are not necessarily recurrent between one quarter and the next.

Total deposits increased 10.3% YoY in 2Q16

Total deposits increased 2.2% QoQ and 10.3% YoY. Non-interest bearing demand deposits increased 2.2% QoQ and 8.7% YoY. Notable was the rise in demand deposits in the GCB segment, which expanded 23.0% QoQ and 28.9% YoY. This high growth is a reflection of our strength in cash management services. Time deposits increased 2.2% QoQ and 11.3% YoY. This growth came from our retail customers, as well as wholesale deposits from institutional sources. The high liquidity in the local market is resulting in an ample supply of deposits, which has been beneficial for margins.

Core Capital ratio4 at 10.1% and BIS ratio of 13% in 2Q16 after payout of 75% of 2015 earnings

The Bank’s Core Capital ratio reached 10.1% and its BIS ratio was 13.0% as of June 30, 2016. The Bank paid its annual dividend in April, equivalent to 75% of 2015 earnings. This payout was temporarily increased from the 60% paid out in the previous year. Despite this increase in payout, the Bank’s core capital ratio increased 10bp YoY due to the Bank’s solid profitability levels and the control of Risk-weighted Asset (RWAs) growth.

Client net interest income up 6.3% in 2Q16. Client NIMs stable at 4.8%

In 2Q16, Net interest income, NII, increased 5.0% QoQ and decreased 1.0% YoY. The Net interest margin (NIM5) reached 4.6% compared to 4.5% in 1Q16 and 5.1% in 2Q15. The YoY decrease in NIM in the quarter was mainly due to the lower inflation rate in 2Q16 compared to 2Q15. In 2Q16, the variation of the Unidad de Fomento (an inflation indexed currency unit), was 0.9% compared to 0.7% in 1Q16 and 1.5% in 2Q15. The Bank has more assets than liabilities linked to inflation. Therefore, margins go up when inflation accelerates and vice-versa.

4. Core Capital ratio = Shareholders’ equity divided by Risk-weighted Assets according to SBIF BIS I definitions.

5. Net interest income, annualized, divided by average interest earning assets.

Investor Relations Department Bombero Ossa 1068, Piso 8, Santiago, Chile, Tel: (562) 23208284 Email: robert.moreno@santander.cl	3

Client net interest income6, which is NII from our business segments and excludes the impact of inflation, increased 1.5% QoQ and 6.3% YoY, driven mainly by loan growth and a higher yielding loan mix. Client NIMs7 reached 4.8% in 2Q16 compared to 4.8% in 1Q16 and 4.9% in 2Q15. On a QoQ basis, the Bank’s client NIMs remained steady since loan spreads have been rising in the segments we are targeting. On a YoY basis, the 10bp decline in client margins was mainly due to the shift in the asset mix to less riskier segments, which is gradually improving asset quality.

Steady improvement of asset quality: NPLs down to 2.2%, Cost of credit at 1.3% in 2Q16

The Bank’s strategy of de-risking the asset mix continues to have a positive impact on asset quality. In 2Q16, the Non-performing loans (NPLs) ratio improved to 2.2% from 2.5% in 1Q16 and 2.7% in 2Q15. Total Impaired loans, a broader measure of asset quality that includes NPLs and renegotiated loans, improved 10 bp. QoQ to 6.3% and 40 bp. since the end of 2Q15. Total Coverage of NPLs in 2Q16 reached 140.5% compared to 122.5% in 1Q16 and 106.4% in 2Q15.

Provision for loan losses increased 7.1% QoQ and 2.3% YoY in 2Q16. The cost of credit in the quarter was 1.3% compared to 1.2% in 1Q16 and 1.4% in 2Q15. The QoQ rise in provision for loan losses was mainly due to higher provision expenses in consumer loans. As mentioned in previous earning reports, the Bank continues to push forward its strategy of lowering exposure to the low-end of the consumer loan market. This entails an active policy of charging-offs loans in this sub-segment and bolstering the coverage ratio. The Consumer loan NPL ratio improved to 20bp QoQ to 2.1%. The coverage ratio of non-performing consumer loans reached 306.7% as of June 30, 2016.

Fee income increases 9.6% YoY in 2Q16. Client loyalty continues to expand

Net fee and commission income increased 1.4% QoQ and 9.6% YoY in 2Q16. This rise in fees was in part due to greater product usage and customer loyalty and a recovery of fees in GCB. Loyal individual customers (clients with >4 products plus minimum usage and profitability levels) in the high-income segment grew 8.7% YoY. Among Middle-market and SME clients, total loyal customers grew 12.7% YoY. By products, the drivers of fee growth were mainly credit cards, debit cards, and checking accounts.

Cost control measures beginning to pay-off: operating expenses up 4% YoY in 2Q16

Operating expenses increased 4.0% YoY in 2Q16. This was the lowest quarterly YoY growth rate in the last seven quarters. The Bank has been implementing several measures to lower cost growth to mid-single digits by year-end 2016. Personnel salaries and expenses increased 5.1% YoY in 2Q16, also the lowest growth level in seven quarters. This has been achieved by reducing high-level management positions. Administrative expenses decreased 2.7% YoY. The Bank in the last 12 months has closed 10 branches and eliminated 120 ATMs. This has been replaced by an increase in transaction through more efficient channels, such as internet, mobile and phone banking. The effectiveness of the Bank’s CRM has also increased productivity.

6. Client net interest income: NII from the Bank’s reporting segments that includes NII from the Retail, Middle-market and GCB segments, excluding GCB’s Treasury division. Non-client NII: NII from Bank’s inflation gap, the financial cost of hedging, the financial cost of the Bank’s structural liquidity position, NII from treasury positions and the interest expense of the Bank’s financial investments classified as trading, since NII from this portfolio is recognized as Financial transactions net.

7. Client NII divided by average loans.

Investor Relations Department Bombero Ossa 1068, Piso 8, Santiago, Chile, Tel: (562) 23208284 Email: robert.moreno@santander.cl	4

Banco Santander Chile: Summary of Quarterly Results

	Quarter			Change %
(Ch$ million)	2Q16	1Q16	2Q15	2Q16 / 2Q15	2Q16 / 1Q16
Net interest income	328,437	312,873	331,733	(1.0)%	5.0%
Net fee and commission income	63,872	62,991	58,274	9.6%	1.4%
Total financial transactions, net	27,860	34,262	30,331	(8.1)%	(18.7)%
Provision for loan losses	(83,436)	(77,926)	(81,592)	2.3%	7.1%
Operating expenses (excluding Impairment and Other operating expenses)	(172,051)	(166,006)	(165,408)	4.0%	3.6%
Impairment, Other operating income and expenses, net	(27,447)	(11,023)	(10,113)	171.4%	149.0%
Operating income	137,235	155,171	163,225	(15.9)%	(11.6)%
Net income attributable to shareholders of the Bank	116,300	125,439	140,364	(17.1)%	(7.3)%
Net income/share (Ch$)	0.62	0.67	0.74	(17.1)%	(7.3)%
Net income/ADR (US$)[1]	0.37	0.39	0.47	(20.5)%	(5.4)%
Total loans	26,164,035	25,694,035	24,217,740	8.0%	1.8%
Deposits	20,236,094	19,802,170	18,342,082	10.3%	2.2%
Shareholders’ equity	2,704,685	2,821,692	2,577,776	4.9%	(4.1)%
Net interest margin	4.6%	4.5%	5.1%
Efficiency ratio[2]	43.8%	41.6%	40.3%
Return on equity[3]	17.1%	18.1%	21.8%
NPL / Total loans[4]	2.2%	2.5%	2.7%
Coverage NPLs	140.5%	122.5%	106.4%
Cost of credit[5]	1.3%	1.2%	1.4%
Core Capital ratio[6]	10.1%	10.6%	10.0%
BIS ratio	13.0%	13.5%	12.9%
Branches	468	470	478
ATMs	1,484	1,529	1,604
Employees	11,653	11,793	11,614
1.	The change in earnings per ADR may differ from the change in earnings per share due to exchange rate movements. Earnings per ADR was calculated using the Observed Exchange Rate (Exchange rate for the last trading day of the quarter taken from the Central Bank of Chile) for each period.

2.	Efficiency ratio: Operating expenses excluding impairment and other operating expenses divided by Operating income. Operating income = Net interest income + Net fee and commission income + Total financial transactions, net + Other operating income minus other operating expenses.

3.	Return on equity: annualized quarterly net income attributable to shareholders divided by Average equity attributable to shareholders in the quarter. Averages calculated using monthly figures.

4.	NPLs: Non-performing loans: total outstanding gross amount of loans with at least one installment 90 days or more overdue.

5.	Cost of credit: annualized provision for loan losses divided by quarterly average total loans. Averages calculated using monthly figures.
6.	Core Capital ratio = equity attributable to shareholders divided by risk weighted assets (in accordance with SBIF BIS I definitions).
Investor Relations Department Bombero Ossa 1068, Piso 8, Santiago, Chile, Tel: (562) 23208284 Email: robert.moreno@santander.cl	5

SECTION 2: YTD RESULTS BY REPORTING SEGMENTS

Net contribution from business segments rises 11.1% YoY in 1H16

Year to date results	As of June 30, 2016, 2016
(Ch$ million)	Retail banking[1]	Middle- market[2]	Global corporate banking[3]	Total segments[4]
Net interest income	457,751	118,940	45,594	622,285
Change YoY	5.8%	8.4%	7.9%	6.5%
Fee income	99,305	15,522	12,553	127,380
Change YoY	9.4%	14.1%	71.7%	14.0%
Core revenues	557,056	134,462	58,147	749,665
Change YoY	6.4%	9.1%	17.3%	7.7%
Financial transactions, net	10,252	10,438	24,931	45,621
Change YoY	40.5%	16.8%	(14.1)%	0.8%
Provision expense	(159,545)	(11,520)	2,253	(168,812)
Change YoY	11.2%	(11.1)%	—%	7.4%
Net operating profit[5]	407,763	133,380	85,331	626,474
Change YoY	5.3%	11.8%	9.5%	7.2%
Operating expenses[6]	(260,521)	(40,804)	(25,435)	(326,760)
Change YoY	2.2%	12.4%	9.4%	3.9%
Net contribution from business segment	147,242	92,576	59,896	299,714
Change YoY	11.4%	11.6%	9.6%	11.1%
1.	Retail consists of individuals and small entities (SMEs) with annual income less than Ch$2,000 million.
2.	Middle-market is made up of companies with annual sales exceeding Ch$2,000 million. It also serves institutions such as universities, government entities, local and regional governments and companies engaged in the real estate industry with annual sales exceeding Ch$800 million.
3.	Global Corporate Banking, GCB: consists of foreign and domestic multinational companies with sales over Ch$10,000 million.
4.	Excludes the results from Corporate Activities.
5.	Net operating profit is defined as Net interest income + Net fee and commission income + Total financial transactions - provision for loan losses.
6.	Operating expenses = personnel expenses +adm. expenses + depreciation

Net contribution from our business segments rose 11.1% YoY in 1H16 compared to the same period of 2015. These results exclude our Corporate Activities, which includes, among other items, the impact of inflation on results and the impact of movements in the exchange rate in our provision expense.

The net contribution from Retail banking increased 11.4% YoY. Core revenues (net interest income plus fees) in retail banking increased 6.4% with solid growth of fee income as customer loyalty continues to improve. Provision expense in retail banking increased 11.2% YoY, but decreased 7.3% QoQ in 2Q16 as asset quality in mortgage lending improved (See Provision expense). Costs in this segment also decelerated and only grew 2.2% YoY in 1H16.

Net contribution from the Middle-market increased 11.6% YoY in 1H16. Core revenues in this segment increased 9.1%. Net interest income increased 8.4% compared to a 2.0% YoY increase in loan volumes in this segment. Fee growth remained strong, rising 14.1% as cross-selling continued to improve (See Fee income). Costs in this segment increased 12.4% YoY in 1H16.The Middle-market has been an important area of growth for the Bank, since it provides the Bank with balanced growth of lending and non-lending businesses, with controlled risks.

Investor Relations Department Bombero Ossa 1068, Piso 8, Santiago, Chile, Tel: (562) 23208284 Email: robert.moreno@santander.cl	6

Net contribution from GCB rose 9.6% in 1H16. Core revenues increased 17.3% YoY driven by cash management services and financial advisory fees. On the other hand, these results were partially offset by the 14.1% fall in client treasury activities that experienced a lower demand for treasury products as volatility in the local rate and exchange markets subsided, especially in 1Q16. These results rebounded in 2Q16 (See Financial transactions, net).

SECTION 3: LOANS, DEPOSITS AND CAPITAL

LOANS

Loans up 8.0% YoY. Growth focused in segments with the highest profitability, net of risk

Loans by segment	Quarter ended,			Change, %
(Ch$ million)	Jun-16	Mar-16	Jun-15	Jun. 16 / 15	Jun. / Mar. 16
Total loans to individuals[1]	14,257,390	13,893,738	12,605,550	13.1%	2.6%
SMEs	3,687,640	3,589,801	3,323,388	11.0%	2.7%
Retail banking	17,945,030	17,483,539	15,928,938	12.7%	2.6%
Middle-market	6,134,698	6,065,108	6,013,970	2.0%	1.1%
Global corporate banking	2,237,493	2,095,871	2,263,481	(1.1)%	6.8%
Total loans[2]	26,164,035	25,694,035	24,217,740	8.0%	1.8%
1.	Includes consumer loans, residential mortgage loans and other commercial loans to individuals.
2.	Total loans gross of loan loss allowances. Total loans include other non-segmented loans and exclude interbank loans. See Note 3 and Note 9a of the Financial Statements.

Total loans increased 1.8% QoQ and 8.0% YoY in 2Q16. The Bank continued to focus loan growth on segments with the highest profitability, net of risk. Therefore, Retail banking loans (loans to individuals and SMEs) increased 2.6% QoQ and 12.7% YoY. Among Retail banking clients, the Bank focused on expanding its activity with middle and high-income individuals and larger-sized SMEs. Loans to individuals increased 2.6% QoQ and 13.1% YoY. Loan growth among Middle and high-income earners grew 3.1% QoQ and 14.8% YoY, while loans to lower-income individuals decreased 3.7% QoQ and 11.1% YoY.

Loans by product	Quarter ended,			% Change
(Ch$ million)	Jun-16	Mar-16	Jun-15	Jun. 16 / 15	Jun. / Mar. 16
Consumer loans	4,239,461	4,141,786	3,996,665	6.1%	2.4%
Residential mortgage loans	8,321,626	8,099,477	7,145,186	16.5%	2.7%

Investor Relations Department Bombero Ossa 1068, Piso 8, Santiago, Chile, Tel: (562) 23208284 Email: robert.moreno@santander.cl	7

In the quarter, the Bank pushed a more balanced growth between consumer and mortgage loans to boost overall spreads. As a result, consumer loan growth accelerated to 2.4% QoQ and 6.1% YoY. Consumer loan growth among middle and high-income earners grew 3.5% QoQ and 11.1% YoY, while in the low end of the market, consumer loans decreased 5.2% QoQ and 15.3% YoY. Residential mortgage loans expanded 2.7% QoQ and 16.5% YoY. As expected, the growth rate of residential mortgage loans has begun to decelerate. As a reminder, this year residential projects, which obtain their building permits in 2016, are subject to the full VAT tax, which should slow the demand for mortgage loans. The Bank also continues to focus growth on mortgages with loan-to-values below 80%.

Loans to SMEs also accelerated in the quarter, growing 2.7% QoQ (11.0% YoY). A sound management of risk and a relevant rise in non-lending revenues are accompanying the growth of loans to SMEs and, therefore, this segment continues to contribute to the Bank’s ROEs despite slower economic growth.

In 2Q16, loans in the Middle-market increased 1.1% QoQ and 2.0% YoY. This segment continues to be a growth area for the Bank, but given the slower economic growth, demand for loans has weakened. The Bank has also become more selective in this segment. Spreads, on the other hand, continued to rise and this segment’s net interest income continued to out-strip loan growth. In 1H16, this segment had the highest rise in net operating profit as other non-lending revenues continued to grow at double digits as well (See Section 2: YTD Results by Reporting Segments).

In GCB, loans increased 6.1% QoQ, but decreased 1.7% YoY. This segment generally has a volatile evolution of loan growth, due in part, to large transactions that are not necessarily recurring between one quarter and the next, which also tend to be short-term bridge loans or takedowns of credit lines. Specifically in the quarter, the Bank increased its business with Asian banks to strengthen our leading position in financing trade with this region and offering other non-lending services to local and foreign companies doing business between Asia and Chile. It is important to point out that more than 80% of net revenues in this segment come from non-lending activities, mainly cash management, fees and treasury services.

Investor Relations Department Bombero Ossa 1068, Piso 8, Santiago, Chile, Tel: (562) 23208284 Email: robert.moreno@santander.cl	8

DEPOSITS

Total deposits increased 10.3% YoY in 2Q16

Deposits	Quarter ended,			% Change
(Ch$ million)	Jun-16	Mar-16	Jun-15	Jun. 16 / 15	Jun. / Mar. 16
Demand deposits	7,238,303	7,079,271	6,659,174	8.7%	2.2%
Time deposits	12,997,791	12,722,899	11,682,908	11.3%	2.2%
Total deposits	20,236,094	19,802,170	18,342,082	10.3%	2.2%
Adjusted loans to deposit ratio[1]	97.8%	98.2%	101.8%
Avg. non-interest bearing demand deposits / Avg. interest earning assets	25.4%	25.8%	25.8%

1. (Loans – portion of mortgages funded with long-term bonds) / (Time deposits + demand deposits). The Bank’s mortgage loans are mainly fixed-rate long-term loans that we mainly finance with matching long-term funding and not with short-term deposits. For this reason, to calculate this ratio, we subtract residential mortgage loans in the numerator of our ratio.

Total deposits increased 2.2% QoQ and 10.3% YoY. Time deposits increased 2.2% QoQ and 11.3% YoY. This growth came from our customer segments as well as wholesale deposits from institutional sources. The high levels of liquidity in the local market led to an improvement in spreads earned over deposits from wholesale investors. Despite this, Santander Chile continued to be one of the banks with the lowest exposure to short-term wholesale deposits as a percentage of total funding.

Non-interest bearing demand deposits increased 2.2% QoQ and 8.7% YoY. Demand deposits growth in the quarter was mainly driven by the GCB segment, which expanded 23.0% QoQ and 28.9% YoY. This high growth is a reflection of our strength in cash management services with these customers.

In 2Q16, the Bank continued to be active in the local debt markets. In this period, the Bank issued the equivalent of US$1.0 billion in long-term bonds in the local market at attractive spreads. These funds are used to finance the growth of our fixed-rate mortgage loan book, which has an average duration of 6 years. This way we increased the spread of our mortgage loans, while maintaining solid levels of structural liquidity. This also highlights that when the cost of issuing bonds abroad rises, we have access to ample liquidity in the local market.

Investor Relations Department Bombero Ossa 1068, Piso 8, Santiago, Chile, Tel: (562) 23208284 Email: robert.moreno@santander.cl	9

SHAREHOLDERS’ EQUITY AND REGULATORY CAPITAL

Adjusted ROE in the quarter reached 18.3%. BIS Ratio at 13.0% and Core Capital at 10.1%

Equity	Quarter ended,			Change, %
(Ch$ million)	Jun-16	Mar-16	Jun-15	Jun. 16 / 15	Jun. / Mar. 16
Capital	891,303	891,303	891,303	0.0%	0.0%
Reserves	1,640,112	1,527,893	1,527,893	7.3%	7.3%
Valuation adjustment	4,053	474	(6,509)	(162.3)%	755.1%
Retained Earnings:	169,217	402,022	165,089	2.5%	(57.9)%
Retained earnings prior periods	-	448,878	-	—%	—%
Income for the period	241,739	125,439	235,841	2.5%	92.7%
Provision for mandatory dividend	(72,522)	(172,295)	(70,752)	2.5%	(57.9)%
Equity attributable to equity holders of the Bank	2,704,685	2,821,692	2,577,776	4.9%	(4.1)%
Non-controlling interest	31,021	30,556	32,593	(4.8)%	1.5%
Total Equity	2,735,706	2,852,248	2,610,369	4.8%	(4.1)%
Quarterly ROE	17.1%	18.1%	21.8%
Adjusted quarterly ROE[1]	18.3%	18.1%	21.8%
YTD ROE	17.7%	18.1%	18.2%
Adjusted YTD ROE[1]	18.2%	18.1%	18.2%

1. Adjusted for one-time severance expense recognized in 2Q16 of Ch$10,789 million (pre-tax).

Shareholders’ equity totaled Ch$2,704,685 million as of June 30, 2016. In 2Q16, ROE reached 17.1%. Excluding the one-time charge recognized in the quarter, the adjusted ROE in the quarter was 18.3%. The Bank’s Core capital ratio reached 10.1% and its BIS ratio was 13.0% as of June 30, 2016. The Bank paid its annual dividend in April, equivalent to 75% of 2015 earnings. This payout was temporarily increased from the 60% paid out in the same month last year. Despite this increase in payout, the Bank’s core capital ratio increased 10bp YoY due to the Bank’s solid profitability levels and its control of RWA’s growth. (See table below).

Capital Adequacy	Quarter ended,			Change %
(Ch$ million)	Jun-16	Mar-16	Jun-15	Jun. 16 / 15	Jun. / Mar. 16
Tier I (Core Capital)	2,704,685	2,821,692	2,577,776	4.9%	(4.1)%
Tier II	781,772	773,581	753,492	3.8%	1.1%
Regulatory capital	3,486,457	3,595,273	3,331,268	4.7%	(3.0)%
Risk weighted assets	26,876,728	26,608,992	25,734,108	4.4%	1.0%
Tier I (Core Capital) ratio	10.1%	10.6%	10.0%
BIS ratio[1]	13.0%	13.5%	12.9%
1.	BIS ratio: Regulatory capital divided by risk-weighted assets according to SBIF BIS I definitions.

Investor Relations Department Bombero Ossa 1068, Piso 8, Santiago, Chile, Tel: (562) 23208284 Email: robert.moreno@santander.cl	10

SECTION 4: ANALYSIS OF QUARTERLY INCOME STATEMENT

NET INTEREST INCOME

Client net interest income up 6.3% in 2Q16. Client NIMs stable at 4.8%

Net Interest Income / Margin	Quarter			Change %
(Ch$ million)	2Q16	1Q16	2Q15	2Q16 / 2Q15	2Q16 / 1Q16
Client net interest income	313,527	308,758	294,962	6.3%	1.5%
Non-client net interest income	14,910	4,115	36,771	(59.5)%	262.3%
Net interest income	328,437	312,873	331,733	(1.0)%	5.0%
Average interest-earning assets	28,627,966	27,801,452	25,859,714	10.7%	3.0%
Average loans[1]	25,994,155	25,542,836	23,975,617	8.4%	1.8%
Avg. net gap in inflation indexed (UF) instruments[2]	4,761,448	4,086,190	3,891,355	22.4%	16.5%
Interest earning asset yield[3]	7.8%	7.5%	8.7%
Cost of funds[4]	3.6%	3.3%	3.8%
Client net interest margin[5]	4.8%	4.8%	4.9%
Net interest margin (NIM)[6]	4.6%	4.5%	5.1%
Quarterly inflation rate[7]	0.9%	0.7%	1.5%
Central Bank reference rate	3.50%	3.50%	3.00%
1.	Excludes interbank loans
2.	The average quarterly difference between assets and liabilities indexed to the Unidad de Fomento (UF), an inflation indexed unit.
3.	Interest income divided by average interest earning assets.
4.	Interest expense divided by sum of average interest bearing liabilities and demand deposits.
5.	Annualized Client Net interest income divided by average loans.
6.	Annualized Net interest income divided by average interest earning assets.
7.	Inflation measured as the variation of the Unidad de Fomento in the quarter.

In 2Q16, Net interest income, NII, increased 5.0% QoQ and decreased 1.0% YoY. The Net interest margin (NIM) reached 4.6% compared to 4.5% in 1Q16 and 5.1% in 2Q15. In order to improve the explanation of margins, we have divided the analysis of Net interest income between Client net interest income and Non-client net interest income8.

Client NII. In 2Q16, Client NII increased 1.5% QoQ and 6.3% YoY, driven mainly by loan growth. Average interest earning assets increased 3.0% QoQ and 10.7% YoY. Client NIMs (defined as Client NII divided by average loans), which excludes the impact of inflation, reached 4.8% in 2Q16 compared to 4.8% in 1Q16 and 4.9% in 2Q15. On a QoQ basis, the Bank’s client NIMs remained steady since loan spreads have been rising in the segments we are targeting. On a YoY basis, the slight decline in client margins was mainly due to the shift in the asset mix to less riskier segments, which is gradually producing an improvement in the Bank’s cost of credit (See Provision Expense).

8. Client Net interest income: NII from the Bank’s reporting segments that includes NII from the Retail, Middle-market and GCB segments, excluding GCB’s Treasury division. Non-client NII: NII from Bank’s inflation gap, the financial cost of hedging, the financial cost of the Bank’s structural liquidity position, NII from treasury positions and the interest expense of the Bank’s financial investments classified as trading, since NII from this portfolio is recognized as Financial transactions net.

Investor Relations Department Bombero Ossa 1068, Piso 8, Santiago, Chile, Tel: (562) 23208284 Email: robert.moreno@santander.cl	11

Non-client NII. In 2Q16, the variation of the Unidad de Fomento (an inflation indexed currency unit), was 0.9% compared to 0.7% in 1Q16 and 1.5% in 2Q15. The Bank has more assets than liabilities linked to inflation and, as a result, margins go up when inflation accelerates and vice-versa. The QoQ rise in Non-client NII was mainly due to the 20 bp. rise in the quarterly inflation rate. The fall in Non-client NII in 2Q16 compared to 2Q15 was mainly due to the lower inflation rate. During the quarter, the Bank’s average UF gap increased 16.5% and should remain relatively stable going forward. We expect quarterly UF inflation rates of 0.7%-0.9% for the remainder of the year.

Investor Relations Department Bombero Ossa 1068, Piso 8, Santiago, Chile, Tel: (562) 23208284 Email: robert.moreno@santander.cl	12

ASSET QUALITY AND PROVISION FOR LOAN LOSSES

Steady improvement of asset quality: NPLs down to 2.2%, Cost of credit at 1.3% in 2Q16

Provision for loan losses	Quarter			Change %
(Ch$ million)	2Q16	1Q16	2Q15	2Q16 / 2Q15	2Q16 / 1Q16
Gross provisions	(54,187)	(47,612)	(52,731)	2.8%	13.8%
Charge-offs[1]	(50,535)	(48,169)	(45,890)	10.1%	4.9%
Gross provisions and charge-offs	(104,722)	(95,781)	(98,621)	6.2%	9.3%
Loan loss recoveries	21,286	17,855	17,029	25.0%	19.2%
Provision for loan losses	(83,436)	(77,926)	(81,592)	2.3%	7.1%
Cost of credit[2]	1.3%	1.2%	1.4%
Total loans[3]	26,164,035	25,694,035	24,217,740	8.0%	1.8%
Total Loan loss allowances (LLAs)	795,218	784,073	703,289	13.1%	1.4%
Non-performing loans[4] (NPLs)	566,177	639,981	661,052	(14.6)%	(11.8)%
NPLs consumer loans	88,991	93,712	100,712	(11.6)%	(5.0)%
NPLs commercial loans	318,324	365,245	377,296	(16.1)%	(13.3)%
NPLs residential mortgage loans	158,862	181,024	183,044	(13.2)%	(12.2)%
Impaired loans[5]	1,645,082	1,642,087	1,633,035	0.7%	0.2%
Impaired consumer loans	278,756	288,037	365,204	(23.7)%	(3.2)%
Impaired commercial loans	953,733	935,144	878,629	8.5%	2.0%
Impaired residential mortgage loans	412,593	418,906	389,202	6.0%	(1.5)%
Risk Index[6] (LLA / Total loans)	3.0%	3.1%	2.9%
NPL / Total loans	2.2%	2.5%	2.7%
NPL / consumer loans	2.1%	2.3%	2.5%
NPL / commercial loans	2.3%	2.7%	2.9%
NPL / residential mortgage loans	1.9%	2.2%	2.6%
Impaired loans / total loans	6.3%	6.4%	6.7%
Impaired consumer loan ratio	6.6%	7.0%	9.1%
Impaired commercial loan ratio	7.0%	7.0%	6.7%
Impaired mortgage loan ratio	5.0%	5.2%	5.4%
Coverage of NPLs[7]	140.5%	122.5%	106.4%
Coverage of NPLs non-mortgage[8]	179.2%	155.8%	136.6%
Coverage of consumer NPLs	306.7%	285.3%	252.3%
Coverage of commercial NPLs	143.6%	122.6%	105.7%
Coverage of mortgage NPLs	41.0%	38.0%	27.4%
1.	Charge-offs corresponds to the direct charge-offs and are net of the reversal of provisions already established on charged-off loans.
2.	Annualized provision for loan losses / quarterly average total loans. Averages are calculated using monthly figures.
3.	Excludes interbank loans.
4.	Total outstanding gross amount of loans with at least one installment 90 days or more overdue.
5.	Include: (a) for loans individually evaluated for impairment: (i) the carrying amount of all loans to clients that are rated C1 through C6 and, (ii) the carrying amount of all loans to an individual client with at least one NPL (which is not a residential mortgage loan past due less than 90 days), regardless of category; and (b) for loans collectively evaluated for impairment, the carrying amount of all loans to a client, when at least one loan to that client is not performing or has been renegotiated.
6.	LLA / Total loans. Measures the percentage of loans that banks must provision for given their internal models and the SBIF’s guidelines.
7.	LLA / NPLs.
8.	LLA of commercial and consumer loans / NPLs of commercial and consumer loans.

The Bank’s strategy of de-risking the asset mix continues to have a positive impact on asset quality. In 2Q16, the Non-performing loans (NPLs) ratio improved to 2.2% from 2.5% in 1Q16 and 2.7% in 2Q15. Total Impaired loans, a broader measure of asset quality that includes NPLs and renegotiated loans, improved 10 bp. QoQ to 6.3% and 40 bp. since the end of 2Q15. Total Coverage of NPLs in 2Q16 reached 140.5% compared to 122.5% in 1Q16 and 106.4% in 2Q15.

Investor Relations Department Bombero Ossa 1068, Piso 8, Santiago, Chile, Tel: (562) 23208284 Email: robert.moreno@santander.cl	13

By product, the evolution of Provision for loan losses in 2Q16 was as follows:

Provision for loan losses	Quarter			Change %
(Ch$ million)	2Q16	1Q16	2Q15	2Q16 / 2Q15	2Q16 / 1Q16
Consumer loans	(51,819)	(46,918)	(41,320)	25.4%	10.4%
Commercial loans[1]	(35,889)	(26,644)	(37,955)	(5.4)%	34.7%
Residential mortgage loans	4,272	(4,364)	(2,317)	—%	—%
Provision for loan losses	(83,436)	(77,926)	(81,592)	2.3%	7.1%

1. Includes provision for loan losses for contingent loans

Provision for loan losses increased 7.1% QoQ and 2.3% YoY in 2Q16. The cost of credit in the quarter was 1.3% compared to 1.2% in 1Q16 and 1.4% in 2Q15. The QoQ rise in provision for loan losses was mainly due to higher provision expenses in consumer loans.

Provisions for loan losses for consumer loans increased 10.4% QoQ and 25.4% YoY in 2Q16. The Bank continues to push forward its strategy of lowering exposure to the low-end of the consumer loan market. This entails an active policy of charge-off and bolstering coverage ratio in the lower income segment. Consumer loan growth in the low-end of the market decreased 5.2% QoQ and 15.3% YoY. The Consumer loan NPL ratio improved 20 bp. QoQ to 2.1%. The Impaired consumer loan ratio also improved 40 bp. QoQ and 250 bp. YoY to 6.6%. The coverage ratio of non-performing consumer loans reached 306.7% as of June 30, 2016. Going forward, and as mentioned in previous earnings reports, the Bank will continue limiting consumer loan refinancing policies due to the expected rise in unemployment in 2016. This implies that a greater amount of consumer loans could be charged-off even though asset quality trends are improving.

Provisions for loan losses for commercial loans increased 34.7% QoQ and decreased 5.4% YoY. The QoQ rise was due to a rise in charge-offs mainly in the Middle-market segment. Overall asset quality trends in commercial lending kept improving in the quarter, reflecting the proactive stance to risk despite slower economic growth. The commercial NPL ratio reached 2.3% compared to 2.7% in 1Q16 and 2.9% in 2Q15. At the same time, the commercial impaired loan ratio was stable at 7% in the quarter. The Coverage ratio of commercial NPLs reached 143.6% as of June 2016.

Investor Relations Department Bombero Ossa 1068, Piso 8, Santiago, Chile, Tel: (562) 23208284 Email: robert.moreno@santander.cl	14

Provisions for loan losses for residential mortgage loans recorded a reversal of Ch$4,272 million. This was mainly due to a positive evolution of recovery efforts. Recovery of mortgage NPLs increased 57.3% to Ch$2,814 million in the quarter. The Impaired mortgage loans ratio improved 20 bp. to 5.0% QoQ and 40 bp. YoY. The NPL ratio of mortgage loans decreased to 1.9% in 2Q16 from 2.2% in 1Q16 and 2.6% in 2Q15. The coverage of mortgage NPLs also increased to 41.0% as of June 2016.

NET FEE AND COMMISSION INCOME

Fee income increases 9.6% YoY in 2Q16. Client loyalty continues to expand

Fee Income	Quarter			Change %
(Ch$ million)	2Q16	1Q16	2Q15	2Q16 / 2Q15	2Q16 / 1Q16
Retail banking[1]	50,251	49,054	47,597	5.6%	2.4%
Middle-market	7,787	7,735	6,644	17.2%	0.7%
Global corporate banking	5,973	6,580	2,968	101.2%	-9.2%
Others	(139)	(378)	1,065	-%	-63.2%
Total	63,872	62,991	58,274	9.6%	1.4%
1.	Includes fees to individuals and SMEs.

Net fee and commission income increased 1.4% QoQ and 9.6% YoY in 2Q16. This rise in fees was in part due to greater product usage and customer loyalty and a recovery of fees in GCB.

Loyal individual customers (clients with >4 products plus minimum usage and profitability levels) in the high-income segment grew 8.7% YoY. Among Mid-income earners, loyal customers increased 3.3% YoY. Loyal Middle-market and SME clients grew 12.7% YoY. This drove fees in retail banking that increased 2.4% QoQ and 5.6% YoY. Fees in the Middle-market also rose 0.7% QoQ and 17.2% YoY. The driver of fees in those segments was mainly credit and debit card fees, as well as checking account fees.

Investor Relations Department Bombero Ossa 1068, Piso 8, Santiago, Chile, Tel: (562) 23208284 Email: robert.moreno@santander.cl	15

In the GCB, fees increased 101.2% YoY due to a recovery in investment banking activities, following a weak performance in 2015. Fees in this segment will continue to be deal-dependent and therefore, may be volatile going forward.

By products, the evolution of fees was as follows:

Net fee and commission income	Quarter			Change %
(Ch$ million)	2Q16	1Q16	2Q15	2Q16 / 2Q15	2Q16 / 1Q16
Credit, debit & ATM card fees	14,428	14,184	11,450	26.0%	1.7%
Insurance brokerage	9,847	9,659	10,602	(7.1)%	1.9%
Asset management	9,240	8,928	9,035	2.3%	3.5%
Guarantees, pledges and other contingent operations	8,696	9,284	8,151	6.7%	(6.3)%
Checking accounts	7,953	7,848	7,429	7.1%	1.3%
Collection fees	7,836	7,961	5,030	55.8%	(1.6)%
Brokerage and custody of securities	1,990	2,040	2,112	(5.8)%	(2.5)%
Lines of credit	1,403	1,345	1,660	(15.5)%	4.3%
Other Fees	2,480	1,744	2,805	(11.6)%	42.3%
Total fees	63,872	62,991	58,274	9.6%	1.4%

TOTAL FINANCIAL TRANSACTIONS, NET

Total financial transactions, net	Quarter			Change %
(Ch$ million)	2Q16	1Q16	2Q15	2Q16 / 2Q15	2Q16 / 1Q16
Net income (expense) from financial operations[1]	45,706	(179,699)	(50,524)	—%	—%
Net foreign exchange gain[2]	(17,846)	213,961	80,855	—%	—%
Total financial transactions, net	27,860	34,262	30,331	(8.1)%	(18.7)%
1.	These results include the realized gains of the Available for sale investment portfolio, realized and unrealized gains and interest revenue generated by Trading investments, gains or losses from the sale of charged-off loans and the realized gains (loss) or mark-to-market of derivatives.
2.	The results recorded as Foreign exchange gain mainly include the translation gains or losses of assets and liabilities denominated in foreign currency as well as from our hedge accounting derivatives.

Results from Total financial transactions, net was a gain of Ch$27,860 million in 2Q16, decreasing 18.7% QoQ and 8.1% YoY. It is important to point out that the Bank does not run a significant foreign currency gap. The Bank’s spot position in foreign currency is hedged with derivatives that are either considered trading derivatives or hedge accounting derivatives. Derivatives that are considered trading are marked-to-market in net income from financial operations. Hedge accounting derivatives are mark-to-market together with the hedged item in net foreign exchange results. This distorts these line items, especially in periods of a strong appreciation or depreciation of the exchange rate.

Investor Relations Department Bombero Ossa 1068, Piso 8, Santiago, Chile, Tel: (562) 23208284 Email: robert.moreno@santander.cl	16

In order to understand more clearly these line items, we present them by business area in the following table:

Total financial transactions, net	Quarter			Change %
(Ch$ million)	2Q16	1Q16	2Q15	2Q16 / 2Q15	2Q16 / 1Q16
Santander Global Connect[1]	18,634	12,500	15,881	17.3%	49.1%
Market-making	7,487	7,501	6,701	11.7%	(0.2)%
Client treasury services	26,121	20,001	22,582	15.7%	30.6%
Non client treasury income[2]	1,739	14,261	7,749	(77.6)%	(87.8)%
Total financ. transactions, net	27,860	34,262	30,331	(8.1)%	(18.7)%
1.	Santander Global Connect is the Bank’s commercial platform for selling treasury products to our clients.
2.	Non client treasury income. These results include the income from sale of loans, including charged-off loans, interest income and the mark-to-market of the Bank’s trading portfolio, realized gains from the Bank’s available for sale portfolio and other results from our Financial Management Division.

Client treasury services were up 30.6% QoQ and 15.7% YoY. This rise of client treasury revenues reflects the greater demand on behalf of clients for treasury products mainly for their hedging needs, as volatility increased in the quarter. This boosted results in Santander Global Connect, the Bank’s commercial platform for selling treasury products to our clients.

On the other hand, the results from Non-client treasury income decreased 87.8% QoQ and 77.6% YoY. As a reminder in 1Q16, the Bank recorded a one-time gain of Ch$6 billion after tendering one of our outstanding international bonds. In addition, the higher market volatility resulted in a greater charge recognized for the credit value adjustment (CVA) of the derivatives portfolio. CVA is an estimation of the market value of counterparty credit risk embedded in derivatives.

Investor Relations Department Bombero Ossa 1068, Piso 8, Santiago, Chile, Tel: (562) 23208284 Email: robert.moreno@santander.cl	17

OPERATING EXPENSES AND EFFICIENCY

Cost control measures beginning to pay-off: operating expenses up 4% YoY in 2Q16

Operating expenses	Quarter			Change %
(Ch$ million)	2Q16	1Q16	2Q15	2Q16 / 2Q15	2Q16 / 1Q16
Personnel salaries and expenses	(101,217)	(92,967)	(96,274)	5.1%	8.9%
Administrative expenses	(54,991)	(58,694)	(56,488)	(2.7)%	(6.3)%
Depreciation & amortization	(15,843)	(14,345)	(12,646)	25.3%	10.4%
Operating expenses[1]	(172,051)	(166,006)	(165,408)	4.0%	3.6%
Impairment of property, plant and equipment	(48)	(37)	(20)	140.0%	29.7%
Branches	468	470	478	(2.1)%	(0.4)%
Standard	278	278	275	1.1%	0.0%
Middle-market centers	8	8	5	60.0%	0.0%
Select	54	54	53	1.9%	0.0%
Banefe & other payment centers	128	130	145	(11.7)%	(1.5)%
ATMs	1,484	1,529	1,604	(7.5)%	(2.9)%
Employees	11,653	11,793	11,614	0.3%	(1.2)%
Efficiency ratio[2]	43.8%	41.6%	40.3%
YTD Efficiency ratio[2]	42.7%	41.6%	41.1%
YTD Cost / Assets[3]	1.9%	1.9%	1.8%
1.	Excluding Impairment and Other operating expenses.
2.	Efficiency ratio: Operating expenses as defined in Note 1 / Operating income. Operating income = Net interest income + Net fee and commission income + Total financial transactions, net + Other operating income - Other operating expenses.
3.	Operating expenses as defined in Note 1, annualized / Total assets.

Operating expenses, excluding Impairment and Other operating expenses, grew 3.6% QoQ and 4.0% YoY, the lowest quarterly YoY growth rate in the last seven quarter. As mentioned in the previous earning report, the Bank has been implementing several measures to lower cost growth to mid-single digits by year-end 2016. The QoQ increase in costs is mainly seasonal, especially personnel expenses, which grew 8.9%9. The YTD Efficiency ratio reached 42.7% in 1H16 compared to 41.1% in 1H15. The YTD Cost / Asset ratio was 1.9% as of June 2016.

Personnel salaries and expenses increased 5.1% YoY in 2Q16, also the lowest growth rate in the last seven quarters. This was mainly due to the indexation of wages to CPI inflation, which in the last twelve months was 4.2%. The Bank has been reducing high-level management positions in order to mitigate personnel cost growth. This process has entailed greater severance payments (See Other operating income, net), and was concluded in April. Going forward, the growth rate of personnel expenses should continue to decelerate as the results of these cost-cutting measures becomes more visible.

9 In the first quarter of each year an important portion of the Bank’s employees take their annual vacation. This results in lower personnel costs in 1Q due to the manner in which vacation days are accounted for under Chilean GAAP.

Investor Relations Department Bombero Ossa 1068, Piso 8, Santiago, Chile, Tel: (562) 23208284 Email: robert.moreno@santander.cl	18

Administrative expenses decreased 6.3% QoQ and 2.7% YoY. This fall is due to three main reasons: (i) the appreciation of the peso in the quarter, since various outsourced IT costs are denominated in foreign currency, (ii) general cost cutting efforts, and (ii) greater efficiency of the distribution network. The bank has been reducing its brick-and-mortar branch network and increasing digital banking capabilities. The Bank in the last 12 months has closed 10 branches and eliminated 120 ATMs. This has been replaced by an increase in transaction through channels such as internet, mobile and phone banking. The effectiveness of the Bank’s CRM has also increased productivity.

Amortization expenses increased 10.4% QoQ and 25.3% YoY. This rise was mainly due to the investment in software and digital banking the Bank is carrying out as part of our plan to improve productivity and efficiency.

Investor Relations Department Bombero Ossa 1068, Piso 8, Santiago, Chile, Tel: (562) 23208284 Email: robert.moreno@santander.cl	19

OTHER OPERATING INCOME, NET & INCOME TAX

Other operating income, net and Corporate tax	Quarter			Change %
(Ch$ million)	2Q16	1Q16	2Q15	2Q16 / 2Q15	2Q16 / 1Q16
Other operating income	4,611	5,248	5,677	(18.8)%	(12.1)%
Other operating expenses	(32,010)	(16,234)	(15,770)	103.0%	97.2%
Other operating income, net	(27,399)	(10,986)	(10,093)	171.5%	149.4%
Income from investments in associates and other companies	641	531	788	(18.7)%	20.7%
Income tax income (expense)	(21,114)	(29,662)	(21,531)	(1.9)%	(28.8)%
Effective income tax rate	15.3%	19.1%	13.1%

Other operating income, net, totaled a loss of Ch$27,399 million in 2Q16. Other operating expenses included a one-time charge of Ch$10,789 million in the quarter related to severance expenses as part of the Bank’s efforts to control costs going forward (See Operating Expenses).

Income tax expenses in 2Q16 totaled Ch$21,114 million. The statutory corporate tax rate in 2016 increased to 24.0% compared to 22.5% in 2015. The effective tax rate was 15.3% in 2Q16 compared to 19.1% in 1Q16 and 13.1% in 2Q15. This was mainly due to the difference in inflation rates in both periods. The higher inflation results in a greater charge to taxable income for price level restatement, since for tax purposes the Bank must readjust its capital for inflation.

In 1H16, the Bank paid an effective tax rate of 17.3% compared to 18.0% in 1H15. The higher statutory tax rate has been offset by the higher loss by the price level restatement of capital and a rise in other tax deductions, mainly resulting from property taxes paid over leased assets. These can be deducted from our income tax base.

YTD income tax[1] (Ch$ million)	Jun-16	Jun-15	Var. (%)
Net income before tax	293,578	294,401	(0.3)%
Price level restatement of capital[2]	(14,717)	(10,346)	42.2%
Net income before tax adjusted for price level restatement	278,861	284,055	(1.8)%
Statutory Tax rate	24.0%	22.5%	6.7%
Income tax expense at Statutory rate	(66,927)	(63,912)	4.7%
Tax benefits[3]	16,151	11,063	46.0%
Income tax	(50,776)	(52,849)	(3.9)%
Effective tax rate	17.3%	18.0%
1.	This table is for informational purposes only. Please refer to note 12 in our interim financials for more details.
2.	For tax purposes, capital is indexed to CPI inflation. The statutory tax rate is applied over net income before tax adjusted for price level restatement.
3.	Mainly includes income tax credits from property taxes paid on leased assets as well as the impact from fluctuations in deferred tax assets and liabilities.

Investor Relations Department Bombero Ossa 1068, Piso 8, Santiago, Chile, Tel: (562) 23208284 Email: robert.moreno@santander.cl	20

SECTION 5: CREDIT RISK RATINGS

International ratings

The Bank has credit ratings from three leading international agencies. All ratings have outlook stable.

Moody’s	Rating
Bank Deposit	Aa3/P-1
Baseline Credit Assessment	a2
Adjusted Baseline Credit Assessment	a2
Senior Unsecured	Aa3
Commercial Paper	P-1
Bank Deposit	Aa3/P-1

Standard and Poor’s	Rating
Long-term Foreign Issuer Credit	A
Long-term Local Issuer Credit	A
Short-term Foreign Issuer Credit	A-1
Short-term Local Issuer Credit	A-1

Fitch	Rating
Foreign Currency Long-term Debt	A+
Local Currency Long-term Debt	A+
Foreign Currency Short-term Debt	F1
Local Currency Short-term Debt	F1
Viability rating	a+

Local ratings:

Our local ratings, the highest in Chile, are the following:

Local ratings	Fitch Ratings	Feller Rate
Shares	1CN1	1CN1
Short-term deposits	N1+	N1+
Long-term deposits	AAA	AAA
Mortgage finance bonds	AAA	AAA
Senior bonds	AAA	AAA
Subordinated bonds	AA	AA+

Investor Relations Department Bombero Ossa 1068, Piso 8, Santiago, Chile, Tel: (562) 23208284 Email: robert.moreno@santander.cl	21

SECTION 6: SHARE PERFORMANCE

As of June 30, 2016

Ownership Structure:

ADR Price Evolution

Santander ADR vs. SP500

(Base 100 = 12/31/2015)

ADR price (US$) 6M16

6/30/16:	19.37
Maximum (6M16):	20.24
Minimum (6M16):	15.98

Market Capitalization: US$9,121 million

P/E 12month trailing*:	13.2
P/BV (6/30/16)**:	2.2
Dividend yield***:	5.3%

*	Price as of Jun. 30, 2016 / 12mth. earnings
**	Price as of Jun. 30, 2016 / Book value as of 06/30/16
***	Based on closing price on record date of last dividend payment.

Average daily traded volumes 6M16

US$ million

Local Share Price Evolution

Santander vs IPSA Index

(Base 100 = 12/31/2015)

Local share price (Ch$) 6M16

6/30/16:	31.92
Maximum (6M16):	33.89
Minimum (6M16):	29.10

Dividends:

Year paid	Ch$/share	% of previous year’s earnings
2013:	1.24	60%
2014:	1.41	60%
2015:	1.75	60%
2016:	1.79	75%

Investor Relations Department Bandera 140 19th Floor, Santiago, Chile, Tel: 562-320-8284, fax: 562-671-6554, email: rmorenoh@santander.cl	22

ANNEX 1: BALANCE SHEET

Unaudited Balance Sheet	Jun-16	Jun-16	Dec-15	June 16 / Dec. 15
Assets	US$ths	Ch$ million		% Chg.

Cash and deposits in banks	3,263,040	2,164,211	2,064,806	4.8%
Cash items in process of collection	1,166,640	773,774	724,521	6.8%
Trading investments	584,326	387,554	324,271	19.5%
Investments under resale agreements	12,315	8,168	2,463	231.6%
Financial derivative contracts	4,525,906	3,001,807	3,205,926	(6.4)%
Interbank loans, net	356,344	236,345	10,861	2076.1%
Loans and account receivables from customers, net	38,249,253	25,368,817	24,535,201	3.4%
Available for sale investments	3,605,677	2,391,465	2,044,411	17.0%
Held-to-maturity investments	-	-	-	—%
Investments in associates and other companies	33,553	22,254	20,309	9.6%
Intangible assets	83,775	55,564	51,137	8.7%
Property, plant and equipment	351,400	233,066	240,659	(3.2)%
Current taxes	-	-	-	—%
Deferred taxes	509,484	337,915	331,714	1.9%
Other assets	1,723,071	1,142,827	1,097,826	4.1%
Total Assets	54,464,783	36,123,767	34,654,105	4.2%

	Jun-16	Jun-16	Dec-15	June 16 / Dec. 15
Liabilities	US$ths	Ch$ million		% Chg.
Deposits and other demand liabilities	10,913,386	7,238,303	7,356,121	(1.6)%
Cash items in process of being cleared	798,770	529,784	462,157	14.6%
Obligations under repurchase agreements	46,747	31,005	143,689	(78.4)%
Time deposits and other time liabilities	19,597,122	12,997,791	12,182,767	6.7%
Financial derivatives contracts	4,294,637	2,848,418	2,862,606	(0.5)%
Interbank borrowings	2,944,231	1,952,761	1,307,574	49.3%
Issued debt instruments	9,604,155	6,369,956	5,957,095	6.9%
Other financial liabilities	326,786	216,741	220,527	(1.7)%
Current taxes	7,231	4,796	17,796	(73.1)%
Deferred taxes	16,790	11,136	3,906	185.1%
Provisions	337,428	223,799	329,118	(32.0)%
Other liabilities	1,452,802	963,571	1,045,869	(7.9)%
Total Liabilities	50,340,084	33,388,061	31,889,225	4.7%

	Jun-16	Jun-16	Dec-15	June 16 / Dec. 15
Equity	US$ths	Ch$ million		% Chg.
Capital	1,343,842	891,303	891,303	0.0%
Reserves	2,472,841	1,640,112	1,527,893	7.3%
Valuation adjustments	6,111	4,053	1,288	214.7%
Retained Earnings:	255,133	169,217	314,215	(46.1)%
Retained earnings from prior years	-	-	-	—%
Income for the period	364,476	241,739	448,878	(46.1)%
Minus: Provision for mandatory dividends	(109,343)	(72,522)	(134,663)	(46.1)%
Total Shareholders' Equity	4,077,927	2,704,685	2,734,699	(1.1)%
Non-controlling interest	46,771	31,021	30,181	2.8%
Total Equity	4,124,698	2,735,706	2,764,880	(1.1)%
Total Liabilities and Equity	54,464,783	36,123,767	34,654,105	4.2%

The exchange rate used to calculate the figures in dollars was Ch$663.25 / US$1

Investor Relations Department Bandera 140 19th Floor, Santiago, Chile, Tel: 562-320-8284, fax: 562-671-6554, email: Robert.moreno@santander.cl	23

ANNEX 2: YTD INCOME STATEMENTS

YTD Income Statement Unaudited	Jun-16	Jun-16	Jun-15	June 16 / 15
	US$ths.	Ch$ million		% Chg.

Interest income	1,620,712	1,074,937	963,083	11.6%
Interest expense	(653,791)	(433,627)	(357,931)	21.1%
Net interest income	966,920	641,310	605,152	6.0%
Fee and commission income	316,856	210,155	188,733	11.4%
Fee and commission expense	(125,582)	(83,292)	(74,998)	11.1%
Net fee and commission income	191,275	126,863	113,735	11.5%
Net income (expense) from financial operations	(202,025)	(133,993)	(191,083)	(29.9)%
Net foreign exchange gain	295,688	196,115	262,405	(25.3)%
Total financial transactions, net	93,663	62,122	71,322	(12.9)%
Other operating income	14,865	9,859	10,785	(8.6)%
Net operating profit before provisions for loan losses	1,266,723	840,154	800,994	4.9%
Provision for loan losses	(243,290)	(161,362)	(160,818)	0.3%
Net operating profit	1,023,433	678,792	640,176	6.0%
Personnel salaries and expenses	(292,776)	(194,184)	(180,491)	7.6%
Administrative expenses	(171,406)	(113,685)	(111,341)	2.1%
Depreciation and amortization	(45,515)	(30,188)	(24,780)	21.8%
Op. expenses excl. Impairment and Other operating expenses	(509,698)	(338,057)	(316,612)	6.8%
Impairment of property, plant and equipment	(128)	(85)	(20)	—%
Other operating expenses	(72,739)	(48,244)	(30,416)	58.6%
Total operating expenses	(582,565)	(386,386)	(347,048)	11.3%
Operating income	440,868	292,406	293,128	(0.2)%
Income from investments in associates and other companies	1,767	1,172	1,273	(7.9)%
Income before tax	442,636	293,578	294,401	(0.3)%
Income tax expense	(76,556)	(50,776)	(52,849)	(3.9)%
Net income from ordinary activities	366,079	242,802	241,552	0.5%
Net income discontinued operations	-	0	-	—%
Net income attributable to:
Non-controlling interest	1,603	1,063	5,711	(81.4)%
Net income attributable to equity holders of the Bank	364,476	241,739	235,841	2.5%

The exchange rate used to calculate the figures in dollars was Ch$663.25 / US$1

Investor Relations Department Bandera 140 19th Floor, Santiago, Chile, Tel: 562-320-8284, fax: 562-671-6554, email: Robert.moreno@santander.cl	24

ANNEX 3: QUARTERLY INCOME STATEMENTS

Unaudited Quarterly Income Statement	2Q16	2Q16	1Q16	2Q15	2Q16 / 2Q15	2Q16 / 1Q16
	US$ths.	Ch$mn			% Chg.
Interest income	838,610	556,208	518,729	562,368	(1.1)%	7.2%
Interest expense	(343,417)	(227,771)	(205,856)	(230,635)	(1.2)%	10.6%
Net interest income	495,193	328,437	312,873	331,733	(1.0)%	5.0%
Fee and commission income	159,287	105,647	104,508	94,181	12.2%	1.1%
Fee and commission expense	(62,985)	(41,775)	(41,517)	(35,907)	16.3%	0.6%
Net fee and commission income	96,302	63,872	62,991	58,274	9.6%	1.4%
Net income (expense) from financial operations	68,912	45,706	(179,699)	(50,524)	-%	-%
Net foreign exchange gain	(26,907)	(17,846)	213,961	80,855	-%	-%
Total financial transactions, net	42,005	27,860	34,262	30,331	(8.1)%	(18.7)%
Other operating income	6,952	4,611	5,248	5,677	(18.8)%	(12.1)%
Net operating profit before provisions for loan losses	640,452	424,780	415,374	426,015	(0.3)%	2.3%
Provision for loan losses	(125,799)	(83,436)	(77,926)	(81,592)	2.3%	7.1%
Net operating profit	514,654	341,344	337,448	344,423	(0.9)%	1.2%
Personnel salaries and expenses	(152,608)	(101,217)	(92,967)	(96,274)	5.1%	8.9%
Administrative expenses	(82,911)	(54,991)	(58,694)	(56,488)	(2.7)%	(6.3)%
Depreciation and amortization	(23,887)	(15,843)	(14,345)	(12,646)	25.3%	10.4%
Op. expenses excl. Impairment and Other operating expenses	(259,406)	(172,051)	(166,006)	(165,408)	4.0%	3.6%
Impairment of property, plant and equipment	(72)	(48)	(37)	(20)	140.0%	29.7%
Other operating expenses	(48,262)	(32,010)	(16,234)	(15,770)	103.0%	97.2%
Total operating expenses	(307,741)	(204,109)	(182,277)	(181,198)	12.6%	12.0%
Operating income	206,913	137,235	155,171	163,225	(15.9)%	(11.6)%
Income from investments in associates and other companies	966	641	531	788	(18.7)%	20.7%
Income before tax	207,879	137,876	155,702	164,013	(15.9)%	(11.4)%
Income tax expense	(31,834)	(21,114)	(29,662)	(21,531)	(1.9)%	(28.8)%
Net income from ordinary activities	176,045	116,762	126,040	142,482	(18.1)%	(7.4)%
Net income discontinued operations	-	-	-	-
Net income attributable to:
Non-controlling interest	697	462	601	2,118	(78.2)%	(23.1)%
Net income attributable to equity holders of the Bank	175,349	116,300	125,439	140,364	(17.1)%	(7.3)%

The exchange rate used to calculate the figures in dollars was Ch$663.25 / US$1

Investor Relations Department Bandera 140 19th Floor, Santiago, Chile, Tel: 562-320-8284, fax: 562-671-6554, email: Robert.moreno@santander.cl	25

ANNEX 4: QUARTERLY EVOLUTION OF MAIN RATIOS AND OTHER INFORMATION

	Jun-15	Sep-15	Dec-15	Mar-16	Jun-16
(Ch$ millions)
Loans
Consumer loans	3,996,665	4,044,266	4,150,671	4,141,786	4,239,461
Residential mortgage loans	7,145,186	7,449,707	7,812,850	8,099,477	8,321,626
Commercial loans	13,075,889	13,717,101	13,326,359	13,452,772	13,602,948
Total loans	24,217,740	25,211,074	25,289,880	25,694,035	26,164,035
Allowance for loan losses	(703,289)	(727,831)	(754,679)	(784,073)	(795,218)
Total loans, net of allowances	23,514,451	24,483,243	24,535,201	24,909,962	25,368,817

Loans by segment
Individuals	12,605,550	13,019,293	13,520,649	13,893,738	14,257,390
SMEs	3,323,388	3,431,073	3,514,058	3,589,801	3,687,640
Retail	15,928,938	16,450,366	17,034,707	17,483,539	17,945,030
Middle-market	6,013,970	6,221,928	6,006,282	6,065,108	6,134,698
Corporate	2,263,481	2,484,401	2,178,643	2,095,871	2,237,493

Deposits
Demand deposits	6,659,174	6,644,367	7,356,121	7,079,271	7,238,303
Time deposits	11,682,908	12,101,216	12,182,767	12,722,899	12,997,791
Total deposits	18,342,082	18,745,583	19,538,888	19,802,170	20,236,094
Loans / Deposits[1]	101.8%	103.9%	98.5%	98.2%	97.8%

Average balances
Avg. interest earning assets	25,859,714	26,960,678	27,198,456	27,801,452	28,627,966
Avg. loans	23,975,617	24,765,949	25,220,702	25,542,836	25,994,155
Avg. assets	32,037,326	34,139,533	34,507,339	34,754,591	35,195,160
Avg. demand deposits	6,663,795	6,620,448	6,830,026	7,181,633	7,280,495
Avg equity	2,570,721	2,615,864	2,703,134	2,772,379	2,714,063
Avg. free funds	9,234,515	9,236,312	9,533,160	9,954,012	9,994,558

Capitalization
Risk weighted assets	25,734,108	26,762,555	26,457,597	26,608,992	26,876,727
Tier I (Shareholders' equity)	2,577,776	2,649,228	2,734,699	2,821,692	2,704,685
Tier II	753,492	765,342	803,517	773,581	781,772
Regulatory capital	3,331,268	3,414,570	3,538,216	3,595,272	3,486,457
Tier I ratio	10.0%	9.9%	10.3%	10.6%	10.1%
BIS ratio	12.9%	12.8%	13.4%	13.5%	13.0%

Profitability & Efficiency
Net interest margin (NIM)[2]	5.1%	4.9%	4.7%	4.5%	4.6%
Client NIM[3]	4.9%	4.9%	4.8%	4.9%	4.8%
Efficiency ratio[4]	40.3%	39.6%	43.5%	41.6%	43.8%
Costs / assets[5]	2.0%	1.9%	2.1%	1.9%	1.9%
Avg. Demand deposits / interest earning assets	25.8%	24.6%	25.1%	25.8%	25.4%
Return on avg. equity	21.8%	19.8%	12.4%	18.1%	17.1%
Return on avg. assets	1.8%	1.5%	1.0%	1.4%	1.3%
Return on RWA	2.2%	1.9%	1.3%	1.9%	1.7%

Investor Relations Department Bandera 140 19th Floor, Santiago, Chile, Tel: 562-320-8284, fax: 562-671-6554, email: Robert.moreno@santander.cl	26

	Jun-15	Sep-15	Dec-15	Mar-16	Jun-16
Asset quality
Impaired loans[6]	1,633,035	1,678,153	1,669,341	1,642,087	1,645,082
Non-performing loans (NPLs)[7]	661,052	638,392	641,831	639,981	566,177
Past due loans[8]	390,059	374,349	364,771	353,610	340,761
Loan loss reserves	703,289	727,831	754,679	784,073	795,218
Impaired loans / total loans	6.7%	6.7%	6.6%	6.4%	6.3%
NPLs / total loans	2.73%	2.53%	2.54%	2.49%	2.16%
PDL / total loans	1.61%	1.48%	1.44%	1.38%	1.30%
Coverage of NPLs (Loan loss allowance / NPLs)	106.4%	114.0%	117.6%	122.5%	140.5%
Coverage of PDLs (Loan loss allowance / PDLs)	180.3%	194.4%	206.9%	221.7%	233.4%
Risk index (Loan loss allowances / Loans)[9]	2.90%	2.89%	2.98%	3.05%	3.04%
Cost of credit (prov expense annualized / avg. loans)	1.36%	1.66%	2.38%	1.22%	1.28%

Network
Branches	478	475	471	470	468
ATMs	1,604	1,556	1,536	1,529	1,484
Employees	11,614	11,604	11,723	11,793	11,653

Market information (period-end)
Net income per share (Ch$)	0.74	0.69	0.44	0.67	0.62
Net income per ADR (US$)	0.47	0.40	0.25	0.39	0.37
Stock price	32.31	31.54	31.79	32.57	31.92
ADR price	20.25	18.22	17.64	19.35	19.37
Market capitalization (US$mn)	9,540	8,584	8,310	9,116	9,126
Shares outstanding	188,446.1	188,446.1	188,446.1	188,446.1	188,446.1
ADRs (1 ADR = 400 shares)	471.1	471.1	471.1	471.1	471.1

Other Data
Quarterly inflation rate[10]	1.5%	1.5%	1.1%	0.7%	0.9%
Central Bank monetary policy reference rate (nominal)	3.00%	3.00%	3.25%	3.50%	3.50%
Observed Exchange rate (Ch$/US$) (period-end)	634.58	691.73	707.34	675.10	661.49

1 Ratio =( Loans - mortgage loans) / (Time deposits + demand deposits)

2 NIM = Net interest income annualized divided by interest earning assets

3 Client NIM = Net interest income from reporting segments annualized over average loans

4 Efficiency ratio =(Net interest income+ net fee and commission income +financial transactions net + Other operating income +other operating expenses) divided by (Personnel expenses + admiinistrative expenses + depreciation). Excludes impairment charges

5 Costs / assets = (Personnel expenses + adm. Expenses + depreciation) / Total assets

6 Impaired loans include: (A) for loans individually evaluated for impairment, (i) the carrying amount of all loans to clients that are rated C1 through C6 and (ii) the carrying amount of loans to an individual client with a loan that is non-performing, regardless of category, excluding residential mortgage loans, if the past-due amount on the mortgage loan is less than 90 days; and (B) for loans collectively evaluated for impairment, (i) the carrying amount of total loans to a client, when a loan to that client is non-performing or has been renegotiated, excluding performing residential mortgage loans, and (ii) if the loan that is non-performing or renegotiated is a residential mortgage loan, all loans to that client.

7 Capital + future interest of all loans with one installment 90 days or more overdue.

8 Total installments plus lines of credit more than 90 days overdue

9 Based on internal credit models and SBIF guidelines. Banks must have a 100% coverage of risk index

10 Calculated using the variation of the Unidad de Fomento (UF) in the period

Investor Relations Department Bandera 140 19th Floor, Santiago, Chile, Tel: 562-320-8284, fax: 562-671-6554, email: Robert.moreno@santander.cl	27